Dreyfus BASIC
U.S. Government
Money Market Fund

SEMIANNUAL REPORT August 31, 2006



Contents

THE FUND

FOR MORE INFORMATION

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus BASIC U.S. Government Money Market Fund, covering the six-month period from March 1, 2006, through August 31, 2006.

After more than two years of steady and gradual increases, on August 8 the Federal Reserve Board (the "Fed") decided to hold short-term interest rates unchanged at 5.25%. In the announcement of its decision, the Fed indicated that its previous rate hikes and higher energy prices have contributed to a mild slowdown in U.S. economic growth. Recent reports of cooling housing markets in many regions of the United States appeared to confirm this view.

However, the Fed's recent pause does not necessarily mean that it has finished raising short-term interest rates. Some inflation risks remain, and we expect the Fed to remain vigilant in its attempts to forestall any further acceleration of inflation. However, while inflation expectations seem to have remained somewhat above the Fed's comfort zone, a recent economic release, commonly known as the "beige book," may suggest that the Fed is dually committed not to raise rates so much as to damper the current economic growth cycle. In our judgment, future Fed action is likely to depend mainly on economic data, particularly employment numbers and such "core" inflation indicators as CPI and PPI.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
September 15, 2006



DISCUSSION OF FUND PERFORMANCE

Bernard W. Kiernan, Jr., Portfolio Manager

How did Dreyfus BASIC U.S. Government Money Market Fund perform during the period?

For the six-month period ended August 31, 2006, the fund produced an annualized yield of 4.54%. Taking into account the effects of compounding, the fund also produced an annualized effective yield of 4.63%.[1]

What is the fund's investment approach?

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. To pursue this goal, the fund invests exclusively in securities issued or guaranteed as to principal and interest by the U.S. government or its agencies or instrumentalities, and in repurchase agreements secured by these obligations. The securities in which the fund invests include those backed by the full faith and credit of the U.S. government and those that are neither insured nor guaranteed by the U.S. government.

When managing the fund, we closely monitor the outlook for economic growth and inflation, follow overseas developments and consider the posture of the Federal Reserve Board (the "Fed") in our decisions as to how to structure the fund. Based upon our economic outlook, we actively manage the fund's average maturity in looking for opportunities that may present themselves in light of possible changes in interest rates.

What other factors influenced the fund's performance?

The U.S. economy continued to show signs of sustainable growth at the start of the reporting period, as evidenced by a robust employment report for February. Yet, the Treasury yield curve continued to flatten and, at times during the first quarter of 2006, the yield curve inverted, which in the past has been considered a harbinger of recession. By the end of March, however, it had become apparent that the inversion of the

yield curve was more likely a result of robust demand for U.S. Treasury securities from overseas investors. Accordingly, the Fed increased the federal funds rate to 4.75% in late March. It later was announced that U.S. GDP grew at a robust 5.6% annualized rate during the first quarter.

Indeed, the U.S. Treasury securities yield curve began to steepen in April as low unemployment, strong consumer confidence and brisk retail sales fuelled inflation concerns. In addition, energy prices surged to new record highs in advance of the summer driving season. Inflation-related worries continued to mount in May, and hawkish comments from Fed members sparked sharp declines in both stocks and U.S. Treasury securities. Although it was later announced that a lower-than-expected number of jobs was created during the month, the unemployment rate fell to 4.6%, stoking additional concerns that wage inflation might accelerate. Hence, the Fed's rate hike in May, to 5%, was widely anticipated.

June saw a further shift in market sentiment, as investors became increasingly risk-averse due to intensifying inflationary pressures and new signs of potential economic weakness. U.S. and global equity markets continued to correct sharply for much of the month, and bond yields across the yield curve moved higher as investors revised upward their inflation and interest-rate expectations. Although investors widely expected the Fed's June 29 rate hike to 5.25%, the outlook for future action became cloudier as investors alternately worried that the Fed might become too aggressive, possibly triggering a recession by choking off economic growth, or too lenient, potentially allowing inflation to take firmer root in the economy. Revised estimates showed that U.S. GDP expanded at a moderate 2.9% annualized rate during the second quarter.

The economy appeared to slow during the summer as U.S. housing markets softened and employment gains moderated. While there was no scheduled meeting for July, the Fed left short-term interest rates

unchanged at its meeting on August 8, the first pause after more than two years of steady rate hikes. In a press release following the meeting, the Fed stated that economic growth had abated from the strong pace earlier in the year as earlier interest rate increases and higher energy prices took hold. This slowdown apparently gave the Fed reason to believe that, while inflation had been trending higher due to high resource utilization and commodity prices, the upward trend was likely to moderate.

What is the fund's current strategy?

The Fed has stated that some inflation risk remains, and there is ample opportunity before year-end for the Fed to decide if the tightening process is over or if this is merely a respite in a longer process. We modestly increased the fund's weighted average maturity to a range that was roughly in line with industry averages. Of course, we are prepared to adjust our strategy when we become convinced that short-term interest rates have peaked.

September 15, 2006

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Yield provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in which shareholders will be given at least 90 days' notice prior to the time such absorption may be terminated. Had these expenses not been absorbed, the fund's annualized yield would have been 4.36% and the fund's annualized effective yield would have been 4.45%.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus BASIC U.S. Government Money Market Fund from March 1, 2006 to August 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended August 31, 2006

Expenses paid per $1,000†	$ 2.29
Ending value (after expenses)	$1,023.10

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended August 31, 2006

Expenses paid per $1,000†	$ 2.29
Ending value (after expenses)	$1,022.94

† *Expenses are equal to the fund's annualized expense ratio of .45%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

August 31, 2006 (Unaudited)

U.S. Government Agencies−84.5%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Federal Farm Credit Bank:			
9/7/06	5.27 [a]	38,420,000	38,419,951
1/22/07	5.27 [a]	25,000,000	24,998,573
Federal Home Loan Bank System:			
9/1/06	4.98	25,400,000	25,400,000
11/8/06	5.27	100,000,000	99,017,777
7/18/07	5.22 [a]	25,000,000	24,997,395
Federal Home Loan Mortgage Corp.:			
9/12/06	5.30	90,000,000	89,855,625
10/24/06	5.06	75,000,000	74,454,542
Total U.S. Government Agencies (cost $377,143,863)			**377,143,863**

Repurchase Agreements−15.0%			
ABN AMRO Bank N.V. dated 8/31/06, due 9/1/06 in the amount of $34,004,930 (fully collateralized by $34,930,000 Federal Home Loan Bank System, Bonds, 3.73%-5.25%, due 10/11/07-8/5/09, value $34,680,365)	5.22	34,000,000	34,000,000

Repurchase Agreements (continued)	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Banc of America Securities LLC dated 8/31/06, due 9/1/06 in the amount of $33,004,776 (fully collateralized by $33,511,000 U.S. Treasury Notes, 4.50%, due 11/15/10, value $33,660,343)	5.21	33,000,000	33,000,000
Total Repurchase Agreements (cost $67,000,000)			**67,000,000**
Total Investments (cost $444,143,863)		**99.5%**	**444,143,863**
Cash and Receivables (Net)		**.5%**	**2,344,790**
Net Assets		**100.0%**	**446,488,653**

[a]   *Variable rate security—interest rate subject to periodic change.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Federal Home Loan Mortgage Corp	36.8	Federal Farm Credit Bank	14.2
Federal Home Loan Bank System	33.5		
Repurchase Agreements	15.0		**99.5**

[†]   *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

August 31, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–		
See Statement of Investments (including		
Repurchase Agreements of $67,000,000)–Note 1(b)	444,143,863	444,143,863
Cash		1,764,260
Interest receivable		800,328
Prepaid expenses		19,801
		446,728,252
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(b)		137,583
Payable for shares of Beneficial Interest redeemed		16,122
Accrued expenses		85,894
		239,599
Net Assets ($)		**446,488,653**
Composition of Net Assets ($):		
Paid-in capital		446,574,813
Accumulated net realized gain (loss) on investments		(86,160)
Net Assets ($)		**446,488,653**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial interest authorized)		446,574,813
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended August 31, 2006 (Unaudited)

Investment Income ($):	
Interest Income	**11,709,884**
Expenses:	
Management fee–Note 2(a)	1,174,937
Shareholder servicing costs–Note 2(b)	175,179
Custodian fees	34,421
Trustees' fees and expenses–Note 2(c)	31,772
Professional fees	31,269
Registration fees	13,709
Prospectus and shareholders' reports	6,090
Miscellaneous	8,331
Total Expenses	**1,475,708**
Less–reduction in management fee due to undertaking–Note 2(a)	(418,265)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(775)
Net Expenses	**1,056,668**
Investment Income–Net	**10,653,216**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**500**
Net Incease in Net Assets Resulting from Operations	**10,653,716**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended August 31, 2006 (Unaudited)	Year Ended February 28, 2006
Operations ($):		
Investment income—net	10,653,216	14,219,589
Net realized gain (loss) on investments	500	(2,069)
Net Increase (Decrease) in Net Assets Resulting from Operations	**10,653,716**	**14,217,520**
Dividends to Shareholders from ($):		
Investment income—net	**(10,653,216)**	**(14,219,589)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	134,506,638	390,820,923
Dividends reinvested	10,236,121	13,678,500
Cost of shares redeemed	(163,569,877)	(413,535,020)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(18,827,118)**	**(9,035,597)**
Total Increase (Decrease) in Net Assets	**(18,826,618)**	**(9,037,666)**
Net Assets ($):		
Beginning of Period	465,315,271	474,352,937
End of Period	**446,488,653**	**465,315,271**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended August 31, 2006 (Unaudited)	Fiscal Year Ended February,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.023	.031	.011	.007	.015	.034
Distributions:						
Dividends from investment income−net	(.023)	(.031)	(.011)	(.007)	(.015)	(.034)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	4.58[a]	3.11	1.12	.74	1.46	3.44
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.63[a]	.62	.63	.62	.61	.58
Ratio of net expenses to average net assets	.45[a]	.45	.45	.45	.45	.45
Ratio of net investment income to average net assets	4.53[a]	3.05	1.08	.75	1.47	3.40
Net Assets, end of period ($ x 1,000)	446,489	465,315	474,353	601,253	739,219	885,038

[a] Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus BASIC U.S. Government Money Market Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest

income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and is recognized on the accrual basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the fund's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the

best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. At this time, management is evaluating the implications of FIN 48 and its impact in the financial statements has not yet been determined.

The fund has an unused capital loss carryover of $86,660 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to February 28, 2006. If not applied, $496 of the carryover expires in fiscal 2007, $429 expires in fiscal 2008, $28,890 expires in fiscal 2011, $1,550 expires in fiscal 2012, $53,226 expires in fiscal 2013 and $2,069 expires in fiscal 2014.

The tax character of distributions paid to shareholders during the fiscal year ended February 28, 2006 were all ordinary income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At August 31, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken, until such time as it gives shareholders at least 90 days' notice to the contrary, to reduce the management fee paid by the fund, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .45% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager will bear, such excess expense. The reduction in management fee, pursuant to the undertaking, amounted to $418,265 during the period ended August 31, 2006.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended August 31, 2006, the fund was charged $121,980 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended August 31, 2006, the fund was charged $32,931 pursuant to the transfer agency agreement.

During the period ended August 31, 2006, the fund was charged $2,274 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $188,592, chief compliance officer fees $1,895 and transfer agency per account fees $11,175, which are offset against an expense reimbursement currently in effect in the amount of $64,079.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

At a Meeting of the fund's Board of Trustees held on August 9, 2006, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to the fund's Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships that the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted that the fund is serviced predominantly by Dreyfus's retail servicing division. The Manager's representatives noted the diversity of distribution of the funds in the Dreyfus fund complex generally, and the Manager's need for broad, deep, and diverse resources to be able to provide ongoing shareholder services in each distribution channel. The Board also reviewed the number of share-holder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of the Fund's Management Fee and Expense Ratio and Performance. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's management fee and expense ratio with a group of comparable funds (the "Expense Group") and with

a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in the fund's reports were comparisons of contractual and actual management fee rates and total operating expenses.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance for various periods ended June 30, 2006, and placed significant emphasis on comparisons of total return performance for the fund to the same group of funds as the fund's Expense Group (the "Performance Group") and to a group of funds that was broader than the fund's Expense Universe (the "Performance Universe") that also were selected by Lipper. The Manager furnished these reports to the Board along with a description of the methodology Lipper used to select the fund's Expense Group and Expense Universe, and Performance Group and Performance Universe.

The Board reviewed the results of the Expense Group and Expense Universe comparisons for various periods ended June 30, 2006. The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual management fee was at the Expense Group median and the actual management fee was lower than the Expense Group and Expense Universe medians. The Board also noted that the fund's total expense ratio was lower than the Expense Group and Expense Universe medians.

With respect to the fund's performance, the Board noted that the fund achieved first quintile (the first quintile reflecting the highest performance ranking group) total return results in the Performance Group and Performance Universe for each reported time period up to 10 years.

Representatives of the Manager reviewed with the Board members the fee paid to the Manager or its affiliates by the one mutual fund managed by the Manager or its affiliates that was reported in the same Lipper category as the fund (the "Similar Funds"), and explained the nature of the Similar Fund and the differences, from the Manager's perspective, in providing services to the Similar Fund as compared to the fund. The Manager's representatives also reviewed the costs associated with distrib-

ution through intermediaries. The Board discussed the relationship of the management fees paid in light of the Manager's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Fund to evaluate the appropriateness and reasonableness of the fund's management fee. The Manager's representatives noted that there were no similarly managed separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager for the fund and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also had been informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including any decline in fund assets from the prior year, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's

assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and the fund's overall performance and generally superior service levels provided. The Board also noted the fund's expense limitation over the past year and its effect on the profitability of the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the fund's Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager to the fund are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, including the Manager's agreement to limit the fund's expense ratio, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

For More Information

**Dreyfus BASIC
U.S. Government
Money Market Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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